UNITED STATES SECURITIES
                            AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K
                                CURRENT REPORT


        REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
                16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             DATED JUNE 09, 2003
                             -------------------

                      BUFFALO GOLD LTD. (File #: 0-30150)
                  ------------------------------------------
                (Translation of registrant's name into English)

       Suite 880, 609 Granville Street, Vancouver, B.C., Canada, V7Y 1G5
       -----------------------------------------------------------------
                  (Address of principal executive offices)

   [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                       Form 20-F [ X ]     Form 40-F [  ]
                                 -----               ----
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                              Yes [ ]   No [ X ]
                                  ---       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THE COMPANY, A FOREIGN PRIVATE ISSUER DOMICILED IN CANADA, IS REQUIRED, UNDER THE ALBERTA SECURITIES ACT AND RULES TO FILE WITH THE ALBERTA SECURITIES COMMISSION, FOR PUBLIC VIEWING, QUARTERLY AND ANNUAL FINANCIAL STATEMENTS, AND OTHER INFORMATION, WHICH THE REGISTRANT DEEMS OF MATERIAL IMPORTANCE TO STOCKHOLDERS.

THE COMPANY CHANGES AUDITORS AND MOVES HEAD OFFICE.

Copy of the News Release, National Policy Statement Number 31, Letters from Former and Successor Auditors as filed with the Alberta Securities Commission, are attached hereto and filed as Exhibit 99.a to 99.d on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

BUFFALO GOLD LTD.

By:   "Tracy A. Moore"
-----------------------
Name: Tracy A. Moore
Title: Director
Date:   June 9, 2003

Exhibit 99.a
News Release
May 9, 2003

                  Buffalo Gold Ltd. Announces Change of Auditor
                           and Moving of Head Office

MAY 9, 2003 -BUFFALO GOLD LTD. - (TSX: YB.U) (the "Company") announces that pursuant to National Policy No. 31 "Change of Auditor of a Reporting Issuer":

1. PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia (the "Former Auditor") were asked to resign as the Auditors of the Company and did so effective December 30, 2002. Davidson & Company, Chartered Accountants, were appointed by the Directors of the Company as the new Auditors of the Company commencing December 30, 2002;

2. The termination of the Former Auditor and the proposal to appoint the new Auditors was approved by the Company's Audit Committee;

3. There have been no reservations in any of the Auditor's Reports on the Company's financial statements for the fiscal years ended December 31, 2001 and December 31, 2000, or for any period subsequent to the last completed fiscal year and there have been no reportable events;

4. The Notice of Change of Auditor, the letter from the Former Auditor and the letter from the successor Auditor were reviewed by the Company's audit committee and the Company's board of directors.

The Company also announces that its head office has moved from Suite 2000 - 1055 West Hastings Street, Vancouver, BC, V6E 2E9 to Suite 880 - 609 Granville Street, Vancouver, BC, V7Y 1G5.

On behalf of the Board of Directors of
BUFFALO GOLD LTD.


"Tracy A. Moore"
Tracy A. Moore, Director


NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

Exhibit 99.b
NATIONAL POLICY STATEMENT NUMBER 31
April 23, 2003


BUFFALO GOLD LTD.
Suite 880, 609 Granville Street, Vancouver, B.C., Canada V7Y 1G5
Phone: 604-685-5492  Fax: 604-685-6940


                                     NOTICE

                     NATIONAL POLICY STATEMENT NUMBER 31


TO:  Alberta Securities Commission
     British Columbia Securities Commission
     Ontario Securities Commission

The Auditors of the Company have been the firm of PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia.

PricewaterhouseCoopers LLP, Chartered Accountants, were asked to resign as the Auditors of the Company and did so effective December 30, 2002. Davidson & Company, Chartered Accountants, were appointed by the Directors of the Company as the new Auditors of the Company commencing December 30, 2002.

The proposal to appoint Davidson & Company, Chartered Accountants, as the new Auditors for the Company was approved by the Company's Audit Committee.

There have been no reservations in any of the Auditor's Reports on the Company's financial statements for the fiscal years ended December 31, 2001 and December 31, 2000, or for any period subsequent to the last completed fiscal year and there have been no reportable events.

The Reporting Package, consisting of a copy of this Notice and copies of the letters from the former Auditor and the successor Auditor indicating their agreement with the information contained in this Notice, has been reviewed by the Directors of the Company and the Audit Committee.

DATED at Vancouver, British Columbia, this 23rd day of April, 2003.

                      BY ORDER OF THE BOARD OF DIRECTORS

                                 "John Tully"

                                  President

Exhibit 99.c
LETTER FROM FORMER AUDITOR
April 24, 2003


PricewaterhouseCoopers LLP                          PricewaterhouseCoopers LLP
                                                         Chartered Accountants
                                                  PricewaterhouseCoopers Place
                                                    250 Howe Street, Suite 700
                                                   Vancouver, British Columbia
                                                                Canada V6C 3S7
                                                   Telephone +1 (604) 806 7000
                                                   Facsimile +1 (604) 806 7806

April 24, 2003



Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission


Dear Sirs:

Subject:    Buffalo Gold Ltd.
------------------------------

Pursuant to Paragraph 4.7 of National Policy No. 31, we hereby confirm our agreement with the information contained in the Notice sent to us by the above-noted company dated April 23, 2003. This confirmation is based on our knowledge of the information at this date.

Yours very truly,


"PricewaterhouseCoopers LLP"

PricewaterhouseCoopers LLP
Chartered Accountants

Celebrating 90 years in British Columbia


PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Exhibit 99.d
LETTER FROM SUCCESSOR AUDITOR
April 23, 2003



DAVIDSON & COMPANY, CHARTERED ACCOUNTANTS
A Partnership of Incpororated Professionals


April 23, 2003



British Columbia Securities Commission
PO Box 10142, Pacific Centre
12th Floor, 701 West Georgia Street
Vancouver, BC
V7Y 1L2

Ontario Securities Commission
20 Queen Street West, 19th Floor, Box 55
Toronto, Ontario
M5H 3S8

Alberta Securities Commission
10025 Jasper Avenue, 20th Floor
Edmonton, Alberta
T5J 3Z5

Dear Sirs:

Re:    Buffalo Gold Ltd. (the "Company")
       Notice of Change of Auditor
----------------------------------------

As required by the National Policy No. 31, entitled "Change of Auditor of a Reporting Issuer", and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated April 23, 2003, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice of the Company at this time.

Yours very truly,


"Davidson & Company"

DAVIDSON & COMPANY
Chartered Accountants

Cc:  TSX Venture Exchange

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